

Mail Stop 3720

November 7, 2017

Frederick Sandford
President and Chief Executive Officer
Command Center Inc.
3609 S. Wadsworth Blvd., Suite 250
Lakewood, CO 80235

      Re: Command Center, Inc.
                Form 10-K for Fiscal Year Ended December 30, 2016
                Filed April 11, 2017
                File No. 000-53088

Dear Mr. Sandford:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Item 9 Controls and procedures, page 33

b) Management's Report on Internal Control Over Financial Reporting

1.   Please revise to provide all the disclosures required by Item 308 (a) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ivette Leon, Assistant Chief Accountant at 202-551-3351 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Carlos Pacho
Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications